================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                             SCHEDULE 14D-9/A NO. 2

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                                   ----------

                             ADFLEX SOLUTIONS, INC.
                            (Name of Subject Company)

                             ADFLEX SOLUTIONS, INC.
                        (Name of Person Filing Statement)

                                   ----------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    006866107
                      (CUSIP Number of Class of Securities)

                NEIL DIAL, PRESIDENT AND CHIEF OPERATING OFFICER
                             ADFLEX SOLUTIONS, INC.
                          2001 WEST CHANDLER BOULEVARD
                             CHANDLER, ARIZONA 85224
                                 (602) 963-4584

       (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

                          Copies of communications to:
                               KAREN C. MCCONNELL
                                ROBERT J. HACKETT
                                 AUDREY V. DORCH
                              FENNEMORE CRAIG, P.C.
                      3003 NORTH CENTRAL AVENUE, SUITE 2600
                             PHOENIX, ARIZONA 85012
                                 (602) 916-5000

================================================================================

      The Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on July 7, 1999, as amended and restated on July 27, 1999 (as amended and restated, the "Schedule 14D-9"), by ADFlex Solutions, Inc., a Delaware corporation (the "Company"), related to an offer by Innovex Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Innovex, Inc., a Minnesota corporation ("Parent"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company, is hereby amended. The terms and conditions of the Offer are set forth in the Purchaser's Offer to Purchase dated July 7, 1999, and the related Letter of Transmittal (which together with any amendments or supplements thereto constitute the "Offer Documents"), copies of which were filed as Exhibits to the Tender Offer Statement on Schedule 14D-1, as amended, filed with the Commission by Purchaser and Innovex, and the Schedule 14D-9.

      Capitalized terms used herein without definition have the meanings given to them in the Offer Documents.

ITEM 2. TENDER OFFER OF THE BIDDER

      Item 2 is hereby amended and supplemented by the following:

      At 12:00 midnight, New York City time, on August 3, 1999, the Offer expired. Based on information provided by the Depositary, 6,865,119 Shares were tendered to Purchaser in the offer, of which 94,086 Shares were tendered by notices of guaranteed delivery. All of the tendered shares have been accepted for payment. As a result, Purchaser now owns approximately 76% of the outstanding Shares. A copy of the press release issued by Parent announcing the expiration of the Offer and the acceptance for payment of validly tendered Shares is attached hereto as Exhibit 21 and is incorporated herein by this reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

      Item 9 is hereby amended and supplemented by adding the following exhibit:

    EXHIBIT NO.                             DESCRIPTION
    -----------                             -----------
    21            --   Press Release issued by Parent on August 4, 1999
                       (incorporated by reference to Exhibit (a)(2) of Schedule
                       14D-1).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    ADFLEX SOLUTIONS, INC.

                                        /s/ NEIL DIAL
                                    ------------------------
                                    Neil Dial, President and
                                    Chief Operating Officer

August 5, 1999


                                     - 3 -